Exhibit 5

VIA FACSIMILE

Schiff Nutrition International, Inc.

2002 South 5070 West

Salt Lake City, UT 84104-4726

Attention:         General Counsel

Facsimile No.: (801) 975-1924

Re:	Agreement and Plan of Merger

Dear Mr. Milsten:

Reference is made to: (i) that certain Agreement and Plan of Merger, dated as of October 29, 2012 (the “Merger Agreement”), by and among Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), Willow Road Company, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Schiff Nutrition International, Inc., a Delaware corporation (the “Company”); and (ii) your letter to Dr. Jan Heinemann dated November 18, 2012 (the “November 18 Letter”), which gave notice with respect to the $42.00 per common share, all cash Acquisition Proposal from Reckitt Benckiser Group plc dated November 15, 2012 (the “November 18 Proposal”). All capitalized terms used but not otherwise defined herein shall have the definitions set forth in the Merger Agreement.	19 November 2012

Bayer AG’s Board of Management has decided not to propose any increase to the Merger Consideration payable in respect of the Company Common Stock in response to the November 18 Proposal. Bayer AG’s Board of Management continues to believe that the Merger transaction would represent a logical and strategic addition for Bayer’s Consumer Care business. However, it came to the conclusion that entering a competitive bidding process in response to the November 18 Proposal would result in a price outside Bayer’s set financial criteria. Having completed a number of successful acquisitions, Bayer plans to continue its strategy to augment organic growth with strategic bolt-on acquisitions.

Parent and Merger Sub hereby waive the conditions set forth in clauses i. and ii. of the second proviso of the first sentence of Section 5.3(f) of the Merger Agreement (the “Waived Conditions”) solely with respect to the November 18 Proposal. This waiver applies solely to the Waived Conditions, so that the actions specified in clauses (y) and (z) of such proviso (the “Actions”) may not be taken with respect to the November 18 Proposal unless the Company complies with the other provisions of Section 5.3(f), including the first proviso to such sentence, clause iii. of the second proviso to such sentence, and the sentences following clause iii, as well as any other provision of the Agreement that would be applicable to the Actions. This waiver does not and shall not apply to any Acquisition Proposal other than the November 18 Proposal or any actions taken with respect thereto, and in the event of any material revisions to the financial or other material terms of the November 18 Proposal, the applicable provisions of Section 5.3(f) of the Merger Agreement shall continue to apply. This waiver does not and shall not apply to any failure to comply with any provision of the Merger Agreement other than the Waived Conditions, and Parent and Merger Sub reserve all rights with respect to any such failure.

[Signature page follows]

Very truly yours,

BAYER HEALTHCARE LLC

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Assistant Secretary

WILLOW ROAD COMPANY

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Secretary

CC:	Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:       Matthew G. Hurd

Facsimile No.: (212) 558-3588

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94062

Attention:        Tad Freese

                         Jamie Leigh

Facsimile No.: (650) 463-2600

Schiff Nutrition International, Inc.

2101 Park Avenue, Suite 101

Emeryville, CA 94608

Attention:        General Counsel

Facsimile No.: (510) 922-1271